AYURCORE, INC.
                     1737 NORTH FIRST ST, SUITE 290
                            SAN JOSE, CA  95112



February 26, 1999

Mr. John Reynolds
United States Securities and Exchange Commission
Washington, DC 20549

Re:     Application to Withdraw Registration Statement
        File No. 333-42053

Dear Mr. Reynolds:

We refer to the registration on Form SB-2, File No. 333-42053, originally filed with the United States Securities and Exchange Commission on December 11, 1997 by AyurCore, Inc. (the "Company") in connection with the proposed initial public offiering of the Company's securities.

Due to market conditions, the Company has chosen not to proceed with the
offering.   The Company hereby applies to withdraw the Registration
Statement, as amended, and requests the consent of the Securities and Exchange Commission to such withdrawal.

The Company hereby affirms that none of the securities proposed to be sold in the Offering have been offered or sold.

        Sincerely,

        /s/ Deepa Chitre, M.D.
        ----------------------------
        Deepa Chitre, MD
        Chief Executive Officer